UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Pro-Dex, Inc.
(Exact Name of Registrant as Specified in Charter)

COLORADO	000-14942	84-1261240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2361 McGaw Avenue, Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

Alisha K. Charlton	(949) 769-3231
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Pro-Dex, Inc.’s (“Company,” “Pro-Dex,” “we,” “our,” “us”) Conflict Minerals Report for this reporting period January 1, 2014 to December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at www.pro-dex.com/investor-relations. Pro-Dex’s determination related to disclosures relating to conflict minerals is included in our Conflict Minerals Report and incorporated by reference herein.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PRO-DEX, INC.

/s/ Alisha K. Charlton
Alisha K. Charlton Chief Financial Officer